Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-156144 and No. 333-153080 of Louisiana-Pacific Corporation on Forms S-8 of our report dated June 29, 2015, with respect to the statement of net assets available for benefits of Louisiana-Pacific Corporation Salaried 401(k) and Profit Sharing Plan as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014, appearing in this Annual Report on Form 11-K of Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2014.

/s/ FRAZIER & DEETER, LLC

Nashville, Tennessee
June 29, 2015